Exhibit 7
Charter No. 1461
Comptroller of the Currency
Northeastern District
REPORT OF CONDITION
CONSOLIDATING
DOMESTIC AND FOREIGN
SUBSIDIARIES OF
Citibank, N.A. of New York in the State of New York, at the close of business on March 31, 2008, published in response to call made by Comptroller of the Currency, under Title 12, United States Code, Section 161. Charter Number 1461 Comptroller of the Currency Northeastern District.

ASSETS	Thousands of dollars
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	$23,138,000
Interest-bearing balances	58,460,000
Held-to-maturity securities	1,000
Available-for-sale securities	127,988,000
Federal funds sold in domestic Offices	1,145,000
Federal funds sold and securities purchased under agreements to resell	26,504,000
loans and leases held for sale	38,626,000
Loans and lease financing receivables:
Loans and Leases, net of unearned income	655,303,000
LESS: Allowance for loan and lease losses	11,972,000
Loans and leases, net of unearned Income and allowance	643,331,000
Trading assets	259,778,000
Premises and fixed assets (including capitalized leases)	5,968,000
Other real estate owned	847,000
Investments in unconsolidated subsidiaries and associated companies	5,127,000
Intangible assets: Goodwill	19,857,000
Intangible assets: Other intangible assets	10,271,000
Other assets	71,462,000

TOTAL ASSETS	$1,292,503,000

LIABILITIES
Deposits: In domestic offices	$225,166,000
Noninterest- bearing	43,993,000
Interest- bearing	181,173,000
In foreign offices, Edge and Agreement subsidiaries, and IBFs	561,226,000
Noninterest- bearing	40,910,000

ASSETS	Thousands of dollars
Interest- bearing	520,316,000
Federal Funds purchased and securities sold under Agreements to repurchase:
Federal funds purchased in domestic Offices	11,999,000
Securities sold under agreements to repurchase:	20,137,000
Fee
Trading liabilities	89,669,000
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases):	202,747,000
Subordinated notes and debentures	28,301,000
Other liabilities	55,572,000

TOTAL LIABILITIES	$1,194,817,000

Minority interest in consolidated Subsidiaries	1,353,000

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	751,000
Surplus	69,154,000
Retained Earnings	31,026,000

Accumulated net gains (losses) on cash flow hedges	–4,598,000
Other equity capital components	0

TOTAL EQUITY CAPITAL	$96,333,000

TOTAL LIABILITIES AND EQUITY CAPITAL	$1,292,503,000

I, the undersigned CFO (or equivalent) of the named bank, attest that the Reports of Condition and Income (including the supporting schedules) for this report date have been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and are true to the best of my knowledge and belief.

CARY CRITTENDEN
We, the undersigned directors (trustees), attest to the correctness of the Reports of Condition and Income (including the supporting schedules) for this report date and declare that the Reports of Condition and Income have been examined by us and to the best of our knowledge and belief have been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and are true and correct.
ALAN MACDONALD
KEVIN KESSINGER
DAVID BUSHNELL
DIRECTORS